                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-42031
PROSPECTUS
                                 634,022 SHARES

                        WALKER INTERACTIVE SYSTEMS, INC.


                                  COMMON STOCK
                              ___________________


     This Prospectus relates to 634,022 shares of Walker Interactive Systems, Inc. ("Walker" or the "Company") Common Stock, par value $.001 (the "Common Stock"), which are being offered and sold by certain stockholders of the Company (the "Selling Stockholders"). The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on The Nasdaq National Market or in privately negotiated transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commissions). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution."

     The Common Stock of the Company is quoted on The Nasdaq National Market under the symbol "WALK." The last reported sales price of the Company's Common Stock on The Nasdaq National Market on December 23, 1997 was $13.31 per share.

                              ____________________

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON PAGE 3
                             _____________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are estimated to be $25,000. The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

     The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.

                              December 24, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.
The Common Stock of the Company is listed on The Nasdaq National Market and reports and other information concerning the Company may be inspected at the offices of The Nasdaq National Market at 1735 "K" Street, N.W., Washington, D.C. 20006-1500. The Commission also maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

                             ADDITIONAL INFORMATION

     A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to, or incorporated by reference into, the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are by this reference incorporated in and made a part of this Prospectus:

     (1) The Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (2) The Company's Quarterly Reports on Form 10-Q for fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

     (3) The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on March 24, 1992.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to the Senior Vice President and Chief Financial Officer of the Company, at the Company's principal executive offices at 303 Second Street, San Francisco, CA 94107, telephone number (415) 495-8811.

                                  RISK FACTORS

     The Company operates in a rapidly changing environment that involves numerous risks and uncertainties which could have a material adverse effect on the Company. The following discussion details some, but not all, of these risks and uncertainties.

     FLUCTUATION IN OPERATION RESULTS.

     The Company's operating results fluctuate as a result of a variety of factors including (i) the execution of new license agreements; (ii) the shipment of software products; (iii) customer acceptance criteria for services performed;
(iv) completion of milestone or other significant development requirements pursuant to the Company's license agreements; (v) the financial terms of consulting agreements and the inclusion of fixed as opposed to variable pricing;
(vi) third-party royalty payments for licensed software; (vii) the demand for the Company's products; (viii) changes in the Company's product mix; (ix) the development and launch of new products, and the life cycles of the Company's existing products; (x) research and development expenditures required to update and expand the Company's product portfolio and related third-party consulting costs; (xi) sales and marketing expenses generally related to the entry into new markets with new or existing products and maintenance of market share in existing markets; (xii) acquisitions and the integration and development of acquired entities or products; (xiii) competitive conditions in the industry and
(xiv) general economic conditions. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

     The Company's quarterly operating results are particularly dependent on the number of license agreement bookings executed in each quarter. The amount of quarterly bookings has varied substantially from quarter to quarter due to a variety of reasons including; (i) a high proportion of license agreements are negotiated during the latter part of each quarter which may not be completed before the quarter end; (ii) the sales cycles for some of the Company's products is relatively long due to the Company's focus on "enterprise solutions" as opposed to individual products, which adds complexity to the customer's selection, negotiation and approval process; (iii) the amount related to each booking may vary significantly due to the need for different solutions for different customers; (iv) procurement procedures may vary from customer to customer, which may affect the timing of the bookings; (v) the period for a customer to complete product evaluations and to complete any subsequent purchase approval may be delayed due to resource limitations; and (vi) economic, political and industrial conditions can adversely affect business opportunities without notice. In addition, bookings that are executed during a particular quarter may not be recognized as revenue during such quarter because such bookings may not have met the Company's revenue recognition criteria. No assurance can be given that the Company will be able to effect new bookings in accordance with historical results or management's expectations, and the inability of the Company to do so could have a material adverse effect on the Company's operating results.

     While the Company typically sells its software under a standard license agreement, license agreements associated with large enterprise solutions often require the negotiation of terms and conditions that differ substantially from the Company's standard license agreement terms. The negotiation of these agreements may extend the sales cycle. In certain circumstances, the Company may not obtain terms and conditions that permit the recognition of revenue upon shipment of the licensed product or under the percentage of completion method of contract accounting rules. Accordingly, revenue may not be recognized despite the shipment of a product because specified milestones have not been met or because applicable services have not been completed.

     The Company in the past has and in the future expects to enter into fixed price consulting agreements, particularly in response to increased competition in the industry. The Company has recognized lower profit margins on certain fixed-price service agreements when compared to variable agreements. No assurance can be given that the Company will be able to conclude fixed-price agreements on terms that will allow the company to retain its historical operating margins.

     The Company has historically generated a majority of its consulting revenue from pre- and post-implementation services. During the second and third quarters of 1997, the Company provided services which include, but are not limited to, Year 2000 conversion engagements and other hardware and software solutions. The Company intends to continue its pursuit of consulting engagements for which the Company believes it is qualified. Such engagements may not be pre- or post-implementation related. There can be no assurances that these engagements will result in profit margins equal to or greater than those engagements that are specific to a customer's product implementation. Furthermore, there can be no assurances that consulting revenue generated from non-implementation related projects will continue in the future.

     Employee and facility related expenditures comprise a significant portion of the Company's operating costs and expenses, and are therefore relatively fixed over the short term. In addition, the Company's expense levels are based, in significant part, on the Company's forecasted revenue. If revenue levels fall below expectations, net income is likely to be adversely affected. There can be no assurance that the Company will be able to maintain or to continue its current level of profitability on a quarterly or annual basis in the future.
Any of the foregoing factors could cause the Company's future operating results to fall below the expectations of public securities market analysts, which could have an adverse effect on the trading price of the Company's common stock. See "Volatility of Stock Price."

     RELIANCE ON THIRD PARTY TECHNOLOGY.

     The Company generates revenue from internally developed software products, some of which utilize technology licensed from third parties. The Company expects to continue utilizing third party technology and may enter into agreements with additional business partners. If sales of software utilizing third party technology increase disproportionately, gross margins may be below historical levels due to third party royalty obligations. There can be no assurances that the third parties will renew existing agreements with the Company or will not require financial conditions which are unfavorable to the Company. Furthermore, there can be no assurances that existing third party agreements will not be terminated.

     INDUSTRY.

     Certain software companies, including the Company, have experienced significant economic downturns as a result of technological shifts and competitive pressures. These downturns are characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may, in the future, experience substantial fluctuations from period to period as a consequence of such industry patterns and general economic and political conditions which could affect the timing of orders from customers. There can be no assurance that such factors will not have a materially adverse effect on the Company's business, operating results or financial condition.

     INTERNATIONAL.

     The Company plans to increase its presence in international markets including, but not limited to, marketing the Tamaris and Aptos product lines in additional countries. Risks associated with such pursuits include, but are not limited to, the following: changing market demands, economic and political conditions in foreign markets, foreign exchange fluctuations, longer collections cycles, difficulty in managing a geographically dispersed organization, and changes in international tax laws. The recent downturn in the Asia Pacific business climate will have an adverse effect on some market opportunities. Operating results are likely to be adversely affected if the Company's expansion into international markets is not successful.

     COMPETITION.

     The financial applications and business software market is intensely competitive and rapidly changing. A number of competitors offer products similar to the Company's products and target the same customers. The Company believes that its ability to compete depends upon many factors within and outside its control, including the timing and market acceptance of new products and enhancements developed by the Company and its competitors, product functionality, performance, price, reliability, customer service and support, sales and marketing efforts and product distribution. The primary competition for the Company's products is the financial applications software offered by Geac Computer Corporation Limited (formerly Dun & Bradstreet Software Services, Inc.), Oracle Software Corporation, PeopleSoft, Inc. and SAP AG. In addition, the Company's products compete with the software offered by Coda Group plc, Lawson Software, Systems Union Group Ltd, Agresso AS, State of the Art and Platinum Software. The Company's products also compete with products offered by other vendors, with systems integrators and with consulting companies that offer custom software development services. In addition, the Company competes with in-house management information services and programming resources of its potential customers. Many of the Company's competitors have substantially greater financial, technical, and sales and marketing resources than the Company. Some of these competitors also offer business application products not offered by the Company. There can be no assurances that the Company will be able to compete successfully in the future.

     RAPID TECHNOLOGICAL CHANGE.

     The software industry is characterized by rapid technological change. The pace of change has accelerated due to advances in mainframe and client/server technology and the growth in internet, intranet and extranet utilization. The Company expects to evaluate potential opportunities and may invest in those which are compatible with the Company's strategic direction. However, there can be no assurances that any such investments will be profitable. Furthermore, the Company's products are designed primarily for use with certain mainframe and client/server systems. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete. Accordingly, the Company's future success depends in part upon its ability to continue to enhance its current products and to develop and introduce new products that respond to evolving customer requirements and keep pace with technological development and emerging industry standards, such as new operating systems, hardware platforms, interfaces and third party applications software. There can be no assurances that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change, changes in customer requirements or emerging industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of such products and enhancements or that any new products or enhancements that it may introduce will achieve market acceptance.

     PRODUCT DEVELOPMENT.

     The Company's continued success is dependent on its continued ability to introduce, develop and market new and enhanced versions of its software products, although there can be no assurance that such ability can be maintained. The Company expects product development expenses to grow in future periods. However, there can be no assurances that revenues will be sufficient to support the future product development which is required for the Company to be competitive. Although the Company may be able to release new products in addition to enhancements to existing products, there can be no assurances that the Company's new or upgraded products will be accepted, will not be delayed or canceled, or will not contain errors or "bugs" that could affect the performance of the product or cause damage to users' data.

     PROPRIETARY RIGHTS.

     The Company regards its products as proprietary. Through its license agreements with customers and its internal security systems, confidentiality procedures and employee agreements, the Company has taken steps to maintain the trade secrecy of its products. However, there can be no assurances that misappropriation will not occur. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the confidentiality of any proprietary information will provide any meaningful competitive advantage. The Company has no patents relating to its products. The Company believes that, because of the rapid pace of technological change in the computer software industry, that trade secrets are less significant than factors such as the knowledge, ability and experience of the Company's employees, frequent product enhancements and the timeliness and quality of support services. There can be no assurance that the current efforts to retain its products as proprietary will be adequate.

     Although the Company believes that its products do not infringe upon the propriety rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products or that any such assertions may not require the Company to enter into royalty arrangements or result in costly litigation.

     YEAR 2000 COMPLIANCE.

     The Company's internal business information systems include some of the same commercial application software products generally offered for license by the Company to end user customers. These applications are Year 2000 compliant, therefore the Company does not expect any Year 2000 compliance issues to arise related to its primary internal business information systems. However, the Company utilizes third party vendor network equipment, telecommunication products, and software products some of which may not be fully Year 2000 compliant. In general, the Company believes that its key internal business information systems are Year 2000 compliant. However, failure of any critical technology components to operate properly in the Year 2000 may have an adverse impact on business operations or require the Company to incur unanticipated expenses to remedy any problems.

     PRODUCT LIABILITY.

     The Company's license agreements with its customers contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be enforced as a result of international, federal, state and local laws or ordinances or unfavorable judicial decisions. The license and support of the Company's software for use in mission critical applications creates the risk of product liability claims against the Company. Damage liability or injunctive relief resulting from such a claim could cause a materially adverse impact on the Company's business, operating results and financial condition.

     EMPLOYEES.

     The Company believes that its continued success will depend in large part upon its ability to attract, train and retain highly-skilled technical, sales and marketing, and managerial personnel. The Company continues to hire a significant number of sales, marketing, services and technical personnel. Because of the high level of demand, competition for such personnel is intense and the Company from time to time experiences difficulty in locating candidates with appropriate qualifications or within desired geographic locations. Revenue growth is dependent on the Company's ability to attract, train, retain and productively manage such personnel.

     EXPANSION OF FACILITIES.

     Recently, commercial building vacancy rates have significantly dropped in San Francisco, California, where the Company has its headquarters. As a consequence, the Company may experience difficulty obtaining additional space if the Company's space requirements in San Francisco significantly exceed the quantity of space the Company currently has under lease. In addition, the increased demand for office space has caused commercial rental rates to increase substantially. Failure to either obtain space, or obtain it on reasonably attractive commercial terms, may inhibit the Company's ability to grow or otherwise adversely effect the Company's operations and financial results.

     ACQUISITION RELATED RISKS.

     The Company has and may continue to acquire complimentary businesses, products or technology. The process of integrating an acquired company's business into the Company's operations may result in unforseen operating difficulties and expenditures and may require significant management attention that would otherwise be available for the ongoing development of the Company's business. There can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrance of debt and contingent liabilities and amortization related to goodwill and other intangible assets, which could materially affect the Company's operating results and financial condition. Acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies and products of the acquired company, risks associated with entering markets in which the Company has no or limited direct prior experience and the potential loss of key employees of the acquired company.

     VOLATILITY OF STOCK PRICE.

     High technology companies, including the Company, frequently experience volatility in their common stock prices. Factors such as quarterly fluctuations in results of operations, announcements of technological innovations by the Company or its competitors or the introduction of new products by the Company or its competitors, and macroeconomic conditions in the computer hardware and software industries generally, may have a significant adverse impact on the market price of the Company's stock. If revenues or earnings in any quarter fail to meet the expectations of the investment community, there could be an immediate impact on the Company's stock price. In addition, the Company has issued shares and stock options which if sold directly or exercised and sold on the open market in large concentrations, could cause the Company's stock price to decline in the short term. Recent tax legislation which lowered tax rates on capital gains could potentially result in increased sales of all U.S. equity securities including the Company's common stock. Such sales, if material, could negatively impact the stock price. Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies, in some cases unrelated to the operating performance of those companies. These broad market fluctuations may materially adversely affect the market price of the stock of the Company.

                                  THE COMPANY

     Walker was originally incorporated in California in 1973 and reincorporated in Delaware in March 1992. Unless otherwise indicated, "Walker" and the "Company" refer to Walker Interactive Systems, Inc., a Delaware corporation and its wholly-owned subsidiaries. Walker's principal executive offices are located at 303 Second Street, San Francisco, California 94107. Its telephone number is
(415) 495-8811.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders in the offering.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of them as of December 9, 1997 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. The Selling Stockholders may sell all, some or none of their Common Stock being offered.

                                SHARES BENEFICIALLY      NUMBER      SHARES BENEFICIALLY
                                   OWNED PRIOR TO       OF SHARES        OWNED AFTER
                                    OFFERING(1)           BEING         OFFERING(1)(3)
                               ----------------------               ----------------------
            NAME                NUMBER    PERCENT(2)     OFFERED     NUMBER    PERCENT(2)
----------------------------   --------  -----------    ---------   --------   -----------

Robert W. Carter............        486        *              486       -            *

Joseph J. Colletti, Jr......        364        *              364       -            *

Colstab & Co................     39,739        *           39,739       -            *

James B. Drury..............      2,684        *            2,684       -            *

Thierry Guyader.............      3,579        *            3,579       -            *

John P. Hamilton............        364        *              364       -            *

W. Samuel Hess..............      2,793        *            2,793       -            *

Alecia D. Holmes............         58        *               58       -            *

Humanade, LLC...............      8,020        *            8,020       -            *

Patsy B. Hyde...............      1,271        *            1,271       -            *

Charles A. Jett, Jr.........    100,423        *          100,423       -            *

Mark P. Kajdos..............    100,423        *          100,423       -            *

James F. Milbery............        375        *              375       -            *

Vicki L. Millican...........      1,324        *            1,324       -            *

Robert Keith Newbern........        243        *              243       -            *

Allen Scott Sides...........        243        *              243       -            *

Summit Investors II, L.P....      6,992        *            6,992       -            *

Summit Ventures III, L.P....    342,643      2.6%         342,643       -            *

Lionel J. Tehini............      5,597        *            5,597       -            *

Updata Capital, Inc. .......     16,037        *           16,037       -            *

Gary N. Wesson..............        243        *              243       -            *

William Scott White.........        121        *              121       -            *

*      Less than one percent.

(1) Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

(2) Applicable percentage of ownership is based on 13,248,110 shares of Common Stock outstanding on December 9, 1997.

(3) Assumes the sale of all shares offered hereby.

                              PLAN OF DISTRIBUTION

     The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder pursuant to contractual registration rights contained in the Agreement and Plan of Merger and Reorganization among Walker, Copper Acquisition Corporation and Revere, Inc. ("Revere"), dated as of October 29, 1997 (the "Reorganization Agreement"). Sales may be made on The Nasdaq National Market or in private transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders and any persons who participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The Company has agreed in the Reorganization Agreement to register the shares of Walker Common Stock received by the Selling Stockholders pursuant to the Reorganization Agreement under applicable Federal and state securities laws under certain circumstances and at certain times. Pursuant to such agreement, the Company has filed a registration statement related to the shares offered hereby and has agreed to keep such registration statement effective until the earliest of (i) the date thirty (30) days after the first scheduled release of shares held in escrow to the Selling Stockholders pursuant to the Reorganization Agreement or if no such release occurs the date 210 days after the effectiveness of the registration statement or (ii) the sale of all the securities registered thereunder. The Company will pay substantially all of the expenses incident to the offering and sale of the Common Stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts), are estimated to be $25,000. The Reorganization Agreement provides for cross-indemnification of the Selling Stockholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Common Stock.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                          ----------------------------

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.


                               TABLE OF CONTENTS

                           Page
                           ----

Available Information......   2
Additional Information.....   2
Incorporation of Certain
Documents by Reference.....   2
Risk Factors...............   3
The Company................   7
Use of Proceeds............   7
Selling Stockholders.......   8
Plan of Distribution.......   9
Legal Matters..............   9
Experts....................   9

                             ---------------------

                        --------------------------------

                                 634,022 Shares



                                  Common Stock


                               WALKER INTERACTIVE
                                 SYSTEMS, INC.



                             ---------------------


                                   Prospectus


                               ------------------



                               December 24, 1997